UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SEMAPA – SOCIEDADE DE INVESTIMENTO E GESTÃO, SGPS, S.A.

(Name of Subject Company)

SEMAPA – INVESTMENT AND MANAGEMENT COMPANY

(Translation of Subject Company’s Name into English (if applicable))

Portugal

(Jurisdiction of Subject Company’s Incorporation or Organization)

SEMAPA – SOCIEDADE DE INVESTIMENTO E GESTÃO, SGPS, S.A.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

X7936A113

(CUSIP Number of Class of Securities (if applicable))

José Miguel Paredes

Investor Relations

Semapa – Sociedade de Investimento e Gestão, SGPS, S.A.

Tel.: +351213184700

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject
Company)

July 6, 2015

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)         The following documents are attached as exhibits to this Form:

1.              English translation of the prospectus for the general and voluntary takeover offer for the acquisition, in the form of an exchange offer, of the whole of the ordinary shares of “Semapa – Sociedade de Investimento e Gestão, SGPS, S.A.” (“Semapa”) that are not held by Semapa or by persons in any of the circumstances therewith contemplated in article 20(1) of the Portuguese Securities Code, for the maximum consideration of 164,770,541 shares representing the share capital of “Portucel, S.A.” held by Semapa and with cash consideration for each fraction of a share that the accepting recipient would be entitled to when the exchange does not result in a whole number of Portucel shares, if applicable (the “Tender Offer”) approved by the Portuguese Securities Commission on July 3, 2015.

2.              English translation of the announcement of the Tender Offer approved by the Portuguese Securities Commission on July 3, 2015.

3.              Form of letter to shareholders with respect to the Tender Offer dated July 20, 2015.

(b)         Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the documents included as Exhibits 1, 2 and 3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Semapa – Sociedade de Investimento e Gestão, SGPS, S.A. has appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Fl., New York, N.Y. 10017, United States, phone: (212) 750-6474, as filed on Form F-X on July 20, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ José Miguel Paredes	By:	/s/ Miguel Vetura
Name: José Miguel Paredes		Name: Miguel Vetura
Title: Director		Title: Director
Date: July 17, 2015		Date: July 17, 2015